February 16, 2017

US Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Mail Stop 4546

Attn: Jim B. Rosenberg

VIA EDGAR

Re:                             Eagle Pharmaceuticals, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2015

Filed February 29, 2016

Form 10-Q for Quarterly Period Ended September 30, 2016

Filed November 9, 2016

File No. 001-36306

Dear Mr. Rosenberg,

I am submitting this on behalf of Eagle Pharmaceuticals, Inc. (the “Company”) in response to the oral comment from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission on February 2, 2017 related to our response letter dated January 27, 2016 (the “Company Response Letter”). The Company Response Letter was sent in response to the Staff’s comment letter dated December 29, 2016, regarding the above-captioned filings.  The Staff requested further explanation of the Company’s accounting of components in the Exclusive License Agreement, by and between the Company and Cephalon, Inc., a wholly-owned subsidiary of Teva Pharmaceutical Industries Ltd. (“Cephalon”), entered into on February 13, 2015 (as amended, the “License Agreement”) and the Supply Agreement, by and between the Company and Cephalon, entered into on October 12, 2015 (the “Supply Agreement”).

To summarize our phone conversation and the Staff’s follow-up request:

Though the Company had not executed the Supply Agreement until 4Q 2015, given the low margin, please tell us whether pricing was established at inception of the License Agreement. If so, did the Supply Agreement represent a contingent deliverable at inception that was priced at a significant and incremental discount?

If there was a significant and incremental discount, tell us why that discount itself is not a deliverable at contract inception which should have been allocated as arrangement consideration.

Additionally, please include in your response the Company’s consideration of separate sales as principal vs agent.

Below is the Company’s response to the Staff’s comments.

Contingent Deliverable

The License Agreement was executed in February 2015 and called for the parties to enter into a good-faith negotiation to execute a non-exclusive manufacturing and supply agreement within 60 days of signing.  The Supply Agreement was executed in the fourth quarter of 2015, well beyond the agreed-upon 60 days.  The License Agreement contemplated the execution of a supply agreement to be executed with certain pricing terms, including terms related to approximating our cost. The Supply Agreement was eventually executed by the parties on October 12, 2015.  The executed Supply Agreement set the price at slightly above our cost, resulting in us realizing small margins on each product delivered, as well as royalties from the later sale of the products by Cephalon.

Since the License Agreement did not require the future execution of a supply agreement, we did not consider it to be a contingent deliverable and therefore did not conclude the pricing to be at a significant and incremental discount requiring it to be treated as a separate deliverable in the License Agreement.

Even though we do not believe the Supply Agreement to be a contingent deliverable, we have further evaluated whether the pricing in the Supply Agreement would be considered a significant and incremental discount.

Significant and Incremental Discount

We executed the Supply Agreement in October 2015, in advance of the United States Food and Drug Administration’s approval to commercialize the product.  Given the lead time to qualify another supplier and delay in receiving royalties and other sales-based milestones, we agreed to pricing that resulted in a small gross margin.

We did not consider the pricing in the Supply Agreement to have a significant and incremental discount given the profit inherent in the supply chain with third party manufacturers and the activities to be performed by the Company, which would attract a low margin percentage upon the initial sale of the product.  In determining whether the terms of the Supply Agreement contained a significant and incremental discount, we considered the guidance by analogy contained in software revenue recognition, ASC 985-605-15-3d, which notes that a significant and incremental discount occurs when the discount is (reordered to conform to presentation):

(1)                           significant to the overall transaction;

(2)                           incremental to the range of discounts typically given in comparable transactions; and

(3)                           incremental to the range of discounts reflected in the pricing of the other elements of the arrangement.

We do not believe that the pricing in the Supply Agreement results in a discount that is significant to the overall recording of the transaction.  In connection with the License Agreement, we have recorded approximately $15 million of product sales to Cephalon in the nine months ended September 30, 2016, and approximately $60 million of royalty income in the same period.  In addition, we have recorded approximately $49 million dollars in license milestones in 2015 and through September 30, 2016 and expect to recognize an additional $40 million of revenue in the 3-month period ending December 31, 2016, upon the receipt of a unique J-code as announced on November 2, 2016.  Additionally, as a result of receiving the J-Code, our royalty rate increased from 20% of net sales to 25% of net sales beginning November 1, 2016, which will result in increased profits to the Company due to the Supply Agreement.

In our management opinion and based on their experience in the life sciences industry, it is common in collaboration agreements of life science companies for “branded drugs” to include both a supply agreement, with ranges of cost to cost + 10% and a royalty based in the double digits based on net sales and therefore believe that such discounts are comparable to other transactions.

Based on the above, we do not believe the Supply Agreement contains a significant and incremental discount and therefore it is not a separate deliverable and no value from the License Agreement should be allocated to it.

Principal Agent Considerations

We evaluated the Supply Agreement and determined that we are the principal in the arrangement and, therefore the revenue earned should be presented gross.  We evaluated the arrangement in accordance with ASC 605-45 Principal Agent Considerations.  The primary factors leading us to conclude that we are the principal in the arrangement are:

1.              We are the primary obligor in the arrangement.  It is our responsibility to ensure that inventory is produced and delivered in accordance with the Supply Agreement.  We have latitude to establish price with Cephalon and the price with Cephalon does not affect what we pay to our suppliers.

2.              We bear risk of loss of inventory while it is in-transit from our suppliers to Cephalon.

3.              We bear credit risk.  If Cephalon does not pay us for the inventory, we are still obligated to pay our inventory suppliers.

Based on the evaluation above, we concluded it was appropriate to account for sales under the Supply Agreement as principal and present revenue as gross in our financial statements.

Please advise us if we can provide any further information or assistance to facilitate your review.  Please direct any questions or further comments regarding this response letter to the undersigned at (201) 326-5304. Thank you.

Sincerely,

/s/ David E. Riggs

David E. Riggs
Chief Financial Officer
Eagle Pharmaceuticals, Inc.